Filed Pursuant to Rule 424(b)(3)
Registration No. 333-166447

COLE CORPORATE INCOME TRUST, INC.
SUPPLEMENT NO. 6 DATED DECEMBER 11, 2012
TO THE PROSPECTUS DATED AUGUST 16, 2012
This document supplements, and should be read in conjunction with, the prospectus of Cole Corporate Income Trust, Inc. dated August 16, 2012, Supplement No. 4 dated October 24, 2012, which superseded and replaced all previous supplements to the prospectus, and Supplement No. 5 dated November 20, 2012. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.
The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of Cole Corporate Income Trust, Inc.;
(2)	recent real property investments;
(3)	placement of debt on certain real property investments; and
(4)	potential real property investments.
Status of Our Public Offering
The registration statement for our initial public offering of 300,000,000 shares of common stock was declared effective by the Securities and Exchange Commission on February 10, 2011. Of these shares, we are offering 250,000,000 shares in a primary offering and 50,000,000 shares pursuant to our distribution reinvestment plan. During the month of November 2012, we accepted investors' subscriptions for, and issued, approximately 1.8 million shares of our common stock in the primary portion of our offering, resulting in gross proceeds to us of approximately $17.7 million, and approximately 36,000 shares of our common stock pursuant to our distribution reinvestment plan, resulting in gross proceeds to us of approximately $343,000. As of December 10, 2012, we had accepted investors' subscriptions for, and issued, approximately 15.1 million shares of our common stock in the offering, resulting in gross proceeds to us of approximately $150.1 million. We have special escrow provisions for subscriptions from residents of Pennsylvania. As of the date of this supplement, the conditions of the special provisions for Pennsylvania have been satisfied.
We will offer shares of our common stock pursuant to the offering until February 10, 2014, unless all shares being offered have been sold, in which case the offering will be terminated. If all of the shares we are offering have not been sold by February 10, 2014, we may extend the offering as permitted under applicable law. In addition, at the discretion of our board of directors, we may elect to extend the termination date of our offering of shares reserved for issuance pursuant to our distribution reinvestment plan until we have sold all shares allocated to such plan through the reinvestment of distributions, in which case participants in the plan will be notified. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time prior to the stated termination date.
Recent Real Property Investments
The following information supplements, and should be read in conjunction with. the section of our prospectus captioned "Prospectus Summary — Description of Real Estate Investments" beginning on page 11 of the prospectus.
Description of Real Estate Investments
As of December 10, 2012, our investment portfolio consisted of eight wholly-owned properties located in six states, consisting of approximately 1.1 million gross rentable square feet of corporate office and industrial space. We acquired one property between November 20, 2012 and December 10, 2012, which is listed below:

Property Description	Type	Number of Tenants	Tenant	Rentable Square Feet	Purchase Price

Honeywell International – Fort Mill, SC	Manufacturing	1	Hand Held Products, Inc.	60,044	$10,400,000

The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Investment Objectives and Policies — Real Property Investments” beginning on page 103 of the prospectus.
Real Property Investments
 As of December 10, 2012, we, through separate wholly-owned limited liability companies, owned eight properties located in six states, consisting of approximately 1.1 million gross rentable square feet of corporate office and industrial space. Between November 20, 2012 and December 10, 2012, we acquired the property listed below through the use of proceeds from our initial public offering.

Property Description	Date Acquired	Year Built	Purchase Price (1)	Fees Paid to Sponsor (2)	Initial Yield (3)	Average Yield (4)	Physical Occupancy
Honeywell International – Fort Mill, SC	November 30, 2012	2007	$10,400,000	$208,000	6.75%	7.25%	100%

(1)	Purchase price does not include acquisition related expenses.
(2)	Fees paid to sponsor are payments made to an affiliate of our advisor for acquisition fees in connection with the property acquisition. For more detailed information on fees paid to our advisor or its affiliates, see the section captioned “Management Compensation” beginning on page 75 of the prospectus.
(3)	Initial yield is calculated as the current annualized rental income for the in-place lease at the property divided by the property’s purchase price, exclusive of acquisition related expenses and acquisition fees paid to our advisor or its affiliates. In general, our properties are subject to long-term triple net or double net leases, and the future costs associated with the double net leases are unpredictable and may reduce the yield. Accordingly, our management believes that current annualized rental income is a more appropriate figure from which to calculate initial yield than net operating income.
(4)	Average yield is calculated as the average annual rental income, adjusted for any rent incentives, for the in-place lease over the non-cancellable lease term at the property divided by the property’s purchase price, exclusive of acquisition related expenses and acquisition fees paid to our advisor or its affiliates. In general, our properties are subject to long-term triple net or double net leases, and the future costs associated with the double net leases are unpredictable and may reduce the yield. Accordingly, our management believes that average annual rental income is a more appropriate figure from which to calculate average yield than net operating income.
The following table sets forth the principal provisions of the lease terms for the major tenant of the property listed above:

		Total	% of Total		Current		Base Rent
		Square	Rentable	Renewal	Annual		per
		Feet	Square	Options	Base		Square
Property	Major Tenant	Leased	Feet	(1)	Rent		Foot	Lease Term (2)
Honeywell International – Fort Mill, SC	Hand Held Products, Inc.	60,044	100%	3/5 yr.	$701,811	(3)	11.69	11/30/2012	-	10/4/2022

(1)	Represents the number of renewal options and the term of each option.
(2)	Represents the lease term beginning with the later of the purchase date or the rent commencement date through the end of the non-cancellable lease term, assuming no renewals are exercised. Pursuant to the lease, the tenant is required to pay substantially all operating expenses in addition to base rent.
(3)	The annual base rent under the lease increases every year by approximately 1.6% of the then-current annual base rent.

Tenant Lease Expirations
The following table sets forth the aggregate lease expirations for each of our properties that have been acquired as of December 10, 2012, for each of the next ten years and thereafter, assuming no renewal options are exercised. For purposes of the table, the Total Annual Base Rent column represents annualized base rent, based on rent in effect on January 1 of the respective year, for each lease that expires during the respective year.

Year Ending December 31,	Number of Leases Expiring	Square Feet Expiring	Total Annual Base Rent	% of Total Annual Base Rent
2012	—	—	$—	—%
2013	—	—	—	—
2014	—	—	—	—
2015	—	—	—	—
2016	—	—	—	—
2017	—	—	—	—
2018	—	—	—	—
2019	—	—	—	—
2020	1	145,025	2,755,475	26
2021	—	—	—	—
2022	4	363,890	5,043,437	47
Thereafter	3	564,652	2,859,687	27
	8	1,073,567	$10,658,599	100%
Depreciable Tax Basis
For federal income tax purposes, the aggregate depreciable basis in the property described in this prospectus supplement is approximately $8.5 million. When we calculate depreciation expense for federal income tax purposes, we depreciate buildings and improvements over a 40-year recovery period, land improvements over a 20-year recovery period and furnishings and equipment over a 12-year recovery period using a straight-line method and a mid-month convention. The preliminary depreciable basis in this property is estimated, as of December 10, 2012, as follows:

Wholly-owned Property	Depreciable Tax Basis
Honeywell International – Fort Mill, SC	$8,528,000
We currently have no plan for any renovations, improvements or development of the property listed above, and we believe all of our properties are adequately insured. We intend to obtain adequate insurance coverage for all future properties that we acquire.

Placement of Debt on Certain Real Property Investments

The following information supplements, and should be added as a subsection following the section in our prospectus captioned “Investment Objectives and Policies — Real Property Investments — Placement of Debt on Certain Real Property Investments” beginning on page 105 of the prospectus.

Revolving Credit Facility

On November 29, 2012, CCI OP entered into a secured revolving credit facility (the Credit Facility) providing for up to $150.0 million of borrowings pursuant to a credit agreement (the Credit Agreement) with Bank of America, N.A., as administrative agent, swing line lender and letter of credit issuer, Wells Fargo Bank, National Association, as syndication agent, and other lending institutions that may become parties to the Credit Agreement (collectively, the Lenders).

The Credit Facility allows our operating partnership to borrow up to $150.0 million in revolving loans (the Revolving Loans), with the maximum amount not to exceed (i) 70% of the aggregate value allocated to each qualified property securing the Revolving Loans (the Aggregate Asset Value) during the period from November 29, 2012 to November 28, 2013 (the Tier One Period); (ii) 65% of the Aggregate Asset Value during the period from November 29, 2013 to November 28, 2014 (the Tier Two Period); and (iii) 60% of the Aggregate Asset Value during the period from November 29, 2014 to November 29, 2015 (the Tier Three Period). Up to $30.0 million of the total amount available may be used for issuing letters of credit and up to $15.0 million may be used for “swing line” loans. Subject to meeting certain conditions described in the Credit Agreement and the payment of certain fees, the amount of the Credit Facility may be increased up to a maximum of $300.0 million, with each increase being no less than $25.0 million. The Credit Facility matures on November 29, 2015.

The Revolving Loans will bear interest at rates depending on the type of loan specified by our operating partnership. For a Eurodollar rate loan, as defined in the Credit Agreement, the interest rate will generally be equal to the one-month, two-month, three-month or six-month LIBOR (the Eurodollar Rate) for the interest period, as elected by tour operating partnership, plus the applicable rate (the Eurodollar Applicable Rate). The Eurodollar Applicable Rate is a percentage per annum equal to (i) 3.50% during the Tier One Period; (ii) 3.00% during the Tier Two Period; and (iii) 2.50% during the Tier Three Period. For base rate committed loans, the interest rate will be a per annum amount equal to the applicable rate (the Base Applicable Rate) plus the greatest of (a) the Federal Funds Rate plus 0.50%, (b) Bank of America's Prime Rate; or (c) the one month Eurodollar Rate plus 1.00% (the Base Rate). The Base Applicable Rate is a percentage per annum equal to (i) 2.50% during the Tier One Period; (ii) 2.00% during the Tier Two Period; and (iii) 1.50% during the Tier Three Period.

Our operating partnership was required to pay certain fees to the Lenders under the Credit Agreement, including an arrangement fee and an upfront fee. Our operating partnership will also pay an annual administrative agent fee, as well as a quarterly fee for any unused portion of the Credit Facility (the Unused Fee). The Unused Fee is equal to the daily undrawn amount multiplied by a per annum percentage for such day (as determined for a 360-day year) equal to 0.35%. Our operating partnership must also pay certain fees upon the issuance of each letter of credit under the Credit Agreement and a quarterly fee based on the outstanding face amount of any letters of credit issued under the Credit Facility.

Our operating partnership has the right to prepay the outstanding amounts under the Credit Facility, in whole or in part, without premium or penalty provided that (i) prior written notice is received by the administrative agent; (ii) any prepayment of
Eurodollar Rate loans must be in a principal amount of $5,000,000 or a whole multiple of $1,000,000 in excess thereof; and
(iii) any prepayment of Base Rate committed loans must be in a principal amount of $500,000 or a whole multiple of $100,000 in excess thereof, or in each case, if less, the entire principal amount then outstanding.

As of December 10, 2012, the borrowing base under the Credit Facility based on the underlying collateral pool for qualified properties was approximately $63.2 million.
Potential Real Property Investments
Our advisor has identified properties as potential suitable investments for us. The acquisition of each such property is subject to a number of conditions. A significant condition to acquiring any one of these properties is our ability to raise sufficient proceeds in this offering to pay all or a portion of the purchase price, including any expenses or closing costs in connection with closing the acquisitions. An additional condition to acquiring these properties may be securing debt financing to pay the balance of the purchase price. Such financing may not be available on acceptable terms or at all.
Other properties may be identified in the future that we may acquire prior to or instead of these properties. Due to the considerable conditions that must be satisfied in order to acquire these properties, we cannot make any assurances that the closing of these acquisitions is probable. The properties currently identified are listed below.

Property	Expected Acquisition Date	Approximate Purchase Price	Approximate Compensation to Sponsor (1)
Toro – Ankeny, IA	December 2012	$22,470,243	$449,405
FedEx – Salt Lake City, UT	December 2012	12,750,000	255,000
Compass Group – Charlotte, NC	December 2012	42,171,000	843,420
Amazon – Spartanburg, SC	December 2012	60,748,659	1,214,973
		$138,139,902	$2,762,798

(1)		Approximate compensation to sponsor represents amounts that may be payable to an affiliate of our advisor for acquisition fees in connection with the potential property acquisitions.

The potential property acquisitions are subject to net leases, pursuant to which the tenant is generally required to pay substantially all operating expenses in addition to base rent.

Property	Number of Tenants	Tenants	Rentable Square Feet	Physical Occupancy
Toro – Ankeny, IA	1	The Toro Company	450,139	100%
FedEx – Salt Lake City, UT	1	FedEx Ground Package System, Inc.	150,300	100%
Compass Group – Charlotte, NC	3	Various	284,010	100%
Amazon – Spartanburg, SC	1	Amazon.com.dedc, LLC	1,015,740	100%
			1,900,189

The table below provides leasing information for the major tenants at the potential properties:

Property	Major Tenants (1)	Renewal Options (2)	Current Annual Base Rent	Base Rent per Square Foot		Lease Term (3)
Toro – Ankeny, IA	The Toro Company	3/5 yr.	$1,381,920	$3.07	(4)	12/10/2012	–	11/30/2027
FedEx – Salt Lake City, UT	FedEx Ground	2/5 yr.	867,606	5.77		9/16/2012	–	9/30/2018
	Package System, Inc.		943,086	6.27		10/1/2018	–	9/30/2022
Compass Group – Charlotte, NC	Compass Group USA, Inc.	2/5 yr.	3,698,569	16.32	(4)	7/1/2011	–	12/31/2023
	Lend Lease (US) Construction, Inc.	1/5 yr.	841,135	21.07	(4)	7/1/2010	–	6/30/2018
	USPS	2/5 yr.	394,294	22.58	(5)	6/1/2006	–	5/30/2016
Amazon – Spartanburg, SC	Amazon.com.dedc, LLC	(6)	(6)	(6)		10/1/2012	–	9/30/2027

(1)			Major tenants include those tenants that occupy greater than 10% of the rentable square feet of the property.
(2)			Represents the number of renewal options and the term of each option.
(3)			Represents the lease term beginning with the current rent period through the end of the non-cancellable lease term, assuming no renewals are exercised.
(4)			The annual base rent under the lease increases every year by approximately 2.0% of the then-current annual base rent.
(5)			The annual base rent under the lease increases every year by approximately 3.5% of the then-current annual base rent.
(6)			The renewal options, current annual base rent and base rent per square foot are not disclosed in accordance with a confidentiality agreement with the tenant.
We expect to purchase the properties with proceeds from our ongoing offering of our common stock and available debt proceeds from our Credit Facility. We may use the properties as collateral in future financings.

CCIT-SUP-06C

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